UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-35293

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Central European Distribution Corporation

Full Name of Registrant

Former Name if Applicable

3000 Atrium Way, Suite 265

Address of Principal Executive Office (Street and Number)

Mt. Laurel, NJ 08054

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

Central European Distribution Corporation (the “Company”) is working toward a consensual restructuring of its financial obligations. On February 25, 2013, the Company and its wholly-owned subsidiary, CEDC Finance Corporation International, Inc. (“CEDC FinCo”), commenced exchange offers (the “Exchange Offers”) for the Company’s 3.00% Convertible Notes due 2013 and CEDC FinCo’s 9.125% Senior Secured Notes due 2016 and 8.875% Senior Secured Notes due 2016 (the “2016 Notes”) upon terms and on the conditions set forth in the Company’s Schedule TO dated February 25, 2013, as amended (the “Schedule TO”), although the Company subsequently terminated the exchange offer for its 3.00% Convertible Notes due 2013 on March 18, 2013. In addition to the Exchange Offers, CEDC FinCo is seeking consent (the “Consent Solicitation”) from holders of the 2016 Notes to certain amendments to the indenture governing the 2016 Notes. The Company and CEDC FinCo are also soliciting approval for a prepackaged plan of reorganization as described in Supplement No. 1 to the Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement soliciting acceptances for a Prepackaged Plan of Reorganization, dated March 18, 2013, filed on Form 8-K, on March 18, 2013 (the “Plan of Reorganization”, together with the Exchange Offers and the Consent Solicitation, the “Restructuring Transactions”). Due to the focus of the Company’s resources on restructuring its financial obligations, including the preparation and commencement of the Restructuring Transactions and negotiating with creditors, the Company has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 within the prescribed time period without unreasonable effort and expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ryan Lee		+48 22 456 60 00
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated above in connection with the Restructuring Transactions, the Company is unable to provide a reasonable estimate of its results of operations for the year ended December 31, 2012. Accordingly, the Company cannot at this time estimate what significant changes would be reflected in its results of operations for such period compared to prior periods.

However, set forth below is a discussion of the Company’s trading for the three-months ended December 31, 2012 based on unaudited operating data.

The fourth quarter of 2012 saw a continued improvement in underlying Company operations with volumes down 1 % compared to the same period in 2011 (including the effect of significant December distributor inventory destocking compared to the fourth quarter of 2011), a moderate increase in revenue compared to the fourth quarter of 2011 and consumer volume offtake greater than the fourth quarter of 2011. In Russia and Poland, core brands (such as Parliament) showed volume growth in the fourth quarter 2012 compared to the same period in 2011, in line with the Company’s strategy of investing in our most important high margin brands. The 1% decline in shipments versus last year was primarily due to a decline in low margin economy vodka brands in Russia.

The Company’s Russian vodka market share showed only a small decrease despite large price increases and significant reductions in discounts, and increased operating profitability. In Poland, the Company’s vodka market share was largely stable, and its operating profits increased in the fourth quarter of 2012 compared to the same period in 2011. The Company’s wine business in Russia declined due to Moet and Mondoro contract losses – excluding the effect of these contract losses, underlying sales volumes would have increased, and the Bravo alcoholic cocktail business showed sales volume and consumer offtake growth across all of its four biggest brands in the fourth quarter of 2012 compared to the same period in 2011.

Fourth quarter 2012 underlying operating profitability increased compared to the fourth quarter of 2011 reflecting relatively stable volumes, improved prices and mix, a reduction in discounts, and a reduction in general overhead costs compared to the fourth quarter of 2011.

The Company expects that net profit in the fourth quarter of 2012 will be significantly impacted by a large write down in goodwill relating to its Whitehall subsidiaries, Russian Alcohol, and Polish operations associated with the latest assessment of future projections. This writedown is expected to be in excess of $400 million and could be significantly higher. Further, a number of additional items such as fixed asset write-downs in Russia will impact net profit of the Company for the fourth quarter of 2012.

Central European Distribution Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 19, 2013	By:	/s/ Ryan Lee
Ryan Lee
Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).